FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 8501, 18th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF No. 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-Held Company

Meeting of the Board of Directors of Gafisa S.A. (“Company”) held on June 6, 2008, prepared in summary form

1. Date, Time and Venue: June 6, 2008, at 10:00 am, by conference call, as expressly authorized by Article 20, §2º, of the Company bylaws.

2. Call Notice and Attendance: The members of the Board of Directors were regularly summoned. As all members of the Company’s Board of Directors attended the meeting, the instatement and approval quorum were verified.

3. Presiding Board: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues.

4. Resolutions: It was resolved, unanimously, by the present Board Members and without any restrictions:

4.1. To register the resignation of Mr. Fábio Schvartsman as member of the Company’s Board of Directors, for which he was reelected on April 4, 2008, thanking him for the services rendered to the Company and granting him the fullest and unrestricted discharge.

4.2. To nominate, pursuant to Article 150 of Law 6.404/76, as independent member, to continue the term of office of the resigning member, Mr. José Écio Pereira da Costa Júnior, Brazilian, married, Business Consultant, bearer of the Identity Card (RG) No. 4.762.308 and registered with the CPF/MF under No. 359.920.858-15, resident and domiciled in the city of Curitiba, state of Paraná, with offices at Av. República Argentina, n° 665, conjuntos 906 e 907, CEP 80240-210. The new Board member, after executing the Deed of Consent of Managers to the rules of the São Paulo Stock Exchange’s (Bolsa de Valores de São Paulo S.A. - BVSP) Novo Mercado Listing Rules and once holder of at least 1 share of the capital stock of the Company will take office upon execution of the investiture instrument in the appropriate book. The member of the Board will serve office until the next shareholders’ meeting following the Extraordinary General Meeting to be held on June 18, 2008, due to the fact that such meeting was already called and, therefore, it is not possible to include the election of the new member of the Board in its deliberations.

4.3. To ratify the name of “Corporate Governance Committee” created at the Board of Directors’ meeting on November 29, 2006, hereinafter referred to as “Nominating and Corporate Governance Committee”.

4.4. To ratify the appointment of the members of the Company’s assistance committees, as well as the resolution taken by them until the date hereof, as members of those Committees, respectively: (i) Audit Committee - as Head of the Committee, Fábio Schvartsman, member of the Company’s Board of Directors; Thomas J. McDonald, member of the Company’s Board of Directors; and Richard L. Huber, member of the Company’s Board of Directors; (ii) Compensation Committee - Gary R. Garrabrant, chairman of the Company’s Board of Directors; Caio Racy Mattar, member of the Company’s Board of Directors; and Danilo Gamboa, prior member of the Company’s Board of Directors; (iii) Comitê de Nomeação e Governança Corporativa - Thomas McDonald, member of the Company’s Board of Directors; Richard L. Huber, member of the Company’s Board of Directors; and Caio Racy Mattar, member of the Company’s Board of Directors; (iv) Investment Committee - Thomas J. McDonald, member of the Company’s Board of Directors; Wilson Amaral de Oliveira, Company’s Chief Executive Officer; and Fersen Lamas Lambranho, prior member of the Company’s Board of Directors; and (v) Comitê de Finanças: Wilson Amaral de Oliveira, Company’s Chief Executive Officer; Alceu Duilio Calciolari, Company’s Chief Financial and Investor Relations Officer; and Nelson Martinez, Planning and Controlling Officer.

4.5. To determine the substitution of Messers. (i) Fábio Schvartsman by José Écio Pereira da Costa Júnior, as Head of the Company’s Audit Committee; (ii) Thomas J. McDonald by Gerald Dinu Reiss, as member of the Company’s Audit Committee; (iii) Fersen Lamas Lambranho by Gary R. Garrabrant, as member of the Company’s Investment Committee; and (iii) Danilo Gamboa by Thomas J. McDonald, as member of the Company’s Compensation Committee.

4.6. Due to the deliberation above, the composition of the Company’s assistance committees will be as follows: (i) Audit Committee - as Head of the Committee, José Écio Pereira da Costa Júnior, member of the Company’s Board of Directors; Gerald Dinu Reiss, member of the Company’s Board of Directors; and Richard L. Huber, member of the Company’s Board of Directors; (ii) Compensation Committee - Gary R. Garrabrant, chairman of the Company’s Board of Directors; Caio Racy Mattar, member of the Company’s Board of Directors; and Thomas J. McDonald, member of the Company’s Board of Directors; (iii) Nominating and Corporate Governance Committee - Thomas McDonald, member of the Company’s Board of Directors; Richard L. Huber, member of the Company’s Board of Directors; and Caio Racy Mattar, member of the Company’s Board of Directors; (iv) Investment Committee - Gary R. Garrabrant, member of the Company’s Board of Directors; Thomas J. McDonald, member of the Company’s Board of Directors; Wilson Amaral de Oliveira, Company’s Chief Executive Officer; and (v) Finance Committee: Wilson Amaral de Oliveira, Company’s Chief Executive Officer; Alceu Duilio Calciolari, Company’s Chief Financial and Investor Relations Officer; and Nelson Martinez, Planning and Controlling Officer.

4.7. Pursuant to the requirements of Sarbanes-Oxley, to inform that (i) all of the members of the Audit Committee are independent; and (ii) Mr. José Écio Pereira da Costa Júnior is a financial expert.

4.8. To authorize the management of the Company to carry out all necessary actions for the implementation and formalization of the resolution approved herein.

5. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Chairman: Gary Robert Garrabrant. Members: Gary Robert Garrabrant, Thomas Joseph McDonald, Renato de Albuquerque, Caio Racy Mattar, Richard L. Huber, Fabio Schvartsman and Gerald Dinu Reiss. Secretary: Fabiana Utrabo Rodrigues

São Paulo, June 6, 2008

[Signatures]